

PYPSa


LLOYD'S REGISTER QUALITY ASSURANCE
ISO9001
ANSI-RAB
QMS
ACCREDITED

GRUPO PROFESIONAL PLANEACION Y PROYECTOS S.A. DE C.V.


03022059

April 30, 2003
Company's File Number 82-4204
Page 1.

THE U.S. SECURITIES AND EXCHANGE COMMISION
OFFICE OF INTERNATIONAL CORPORATE FINANCE.
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549-1004 USA.

SUPPL

In order to comply with our 12g3-(2) b, exemption, we are attaching a copy of one communications made public in Mexico.

Regards,



ING. GUILLERMO BARNETCHE DAVISON.
General Director


PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

c.c. **Edgar Piedra.- Latin America Client Services**
The Bank of New York
101 Barclay Street, 22nd Floor-West
New York, N.Y. 10286 U.S.A

Blvd. Manuel Avila Camacho N° 40-802 y 9° Piso
Col. El Parque,
C.P. 53390 Naucalpan, Edo. de México.
Tel. Conmutador 5 328 95 00

EMISNET

Emisora: GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V..

Usuario: Guillermo Barnetche Davison.

Nombre del sobre: Pyp.ens

Longitud del sobre: 10709 **bytes.**

Fecha de recepcion: Apr 30 2003 1:14:18:053PM.

Folio de recepcion: 22019.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	*Sific para Industriales, Comerciales y de Servicios*

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** Quarter: **4** Year: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**119,863**	**100**	**119,083**	**100**
2	**CURRENT ASSETS**	**45,287**	**38**	**46,169**	**39**
3	CASH AND SHORT-TERM INVESTMENTS	1,423	1	2,029	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	38,658	32	40,223	34
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	5,206	4	3,917	3
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**2,340**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	2,340	2
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**16,338**	**14**	**17,698**	**15**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	46,700	39	47,263	40
16	ACCUMULATED DEPRECIATION	30,362	25	29,565	25
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**58,238**	**49**	**52,876**	**44**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**61,361**	**100**	**51,333**	**100**
21	**CURRENT LIABILITIES**	**61,361**	**100**	**51,333**	**100**
22	SUPPLIERS	25,167	41	19,943	39
23	BANK LOANS	11,077	18	685	1
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	13,135	21	4,147	8
26	OTHER CURRENT LIABILITIES	11,982	20	26,558	52
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**58,502**	**100**	**67,750**	
34	**MINORITY INTEREST**	**(4,623)**	**(8)**	**(4,315)**	**(6)**
35	**MAJORITY INTEREST**	**63,125**	**108**	**72,065**	**106**
36	**CONTRIBUTED CAPITAL**	**258,586**	**442**	**258,340**	**381**
37	PAID-IN CAPITAL STOCK (NOMINAL)	61,610	105	61,383	91
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	178,478	305	178,459	263
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	18,498	32	18,498	27
41	**CAPITAL INCREASE (DECREASE)**	**(195,461)**	**(334)**	**(186,275)**	**(275)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(129,091)	(221)	(78,994)	(117)
43	REPURCHASE FUND OF SHARES	20,070	34	19,982	29
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(79,343)	(136)	(77,166)	(114)
45	NET INCOME FOR THE YEAR	(7,097)	(12)	(50,097)	(74)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,423**	100	**2,029**	100
46	CASH	1,115	78	366	18
47	SHORT-TERM INVESTMENTS	308	22	1,663	82
18	**DEFERRED ASSETS (NET)**	**58,238**	100	**52,876**	100
48	AMORTIZED OR REDEEMED EXPENSES	282	0	736	1
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	57,562	99	51,728	98
51	OTHERS	394	1	412	1
21	**CURRENT LIABILITIES**	**61,361**	100	**51,333**	100
52	FOREING CURRENCY LIABILITIES	11,930	19	11,256	22
53	MEXICAN PESOS LIABILITIES	49,431	81	40,077	78
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**11,982**	100	**26,558**	100
57	OTHER CURRENT LIABILITIES WITH COST	1,844	15	4,378	16
58	OTHER CURRENT LIABILITIES WITHOUT COST	10,138	85	22,180	84
27	**LONG-TERM LIABILITIES**	**0**	100	**0**	100
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	100	**0**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(79,343)**	100	**(77,166)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(77,493)	(98)	(77,493)	(100)
71	INCOME FROM NON-MONETARY POSITION	(1,850)	(2)	327	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(16,074)	(5,164)
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	21	24
75	EMPLOYERS (*)	146	111
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	8,379,804	8,082,304
78	REPURCHASED SHARES (*)	937,100	922,100

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**70,323**	**100**	**88,218**	**100**
2	COST OF SALES	67,266	96	130,820	148
3	**GROSS INCOME**	**3,057**	**4**	**(42,602)**	**(48)**
4	OPERATING	13,497	19	20,617	23
5	**OPERATING INCOME**	**(10,440)**	**(15)**	**(63,219)**	**(72)**
6	TOTAL FINANCING	1,348	2	2,799	3
7	**INCOME AFTER FINANCING COST**	**(11,788)**	**(17)**	**(66,018)**	**(75)**
8	OTHER FINANCIAL OPERATIONS	(1,374)	(2)	(1,173)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(10,414)**	**(15)**	**(64,845)**	**(74)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(3,308)	(5)	(12,071)	(14)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(7,106)**	**(10)**	**(52,774)**	**(60)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**(7,106)**	**(10)**	**(52,774)**	**(60)**
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(7,106)**	**(10)**	**(52,774)**	**(60)**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(7,106)**	**(10)**	**(52,774)**	**(60)**
19	NET INCOME OF MINORITY INTEREST	(9)		(2,677)	(3)
20	**NET INCOME OF MAJORITY INTEREST**	**(7,097)**	**(10)**	**(50,097)**	**(57)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**70,323**	**100**	**88,218**	**100**
21	DOMESTIC	70,323	100	87,953	100
22	FOREIGN	0	0	265	0
23	TRANSLATED INTO DOLLARS (***)	0	0	27	0
6	**TOTAL FINANCING COST**	**1,348**	**100**	**2,799**	**100**
24	INTEREST PAID	3,524	261	962	34
25	EXCHANGE LOSSES	2,922	217	3,221	115
26	INTEREST EARNED	77	6	290	10
27	EXCHANGE PROFITS	4,586	340	2,316	83
28	GAIN DUE TO MONETARY POSITION	(435)	(32)	1,222	44
8	**OTHER FINANCIAL OPERATIONS**	**(1,374)**	**100**	**(1,173)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(1,374)	(100)	(1,173)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(3,308)**	**100**	**(12,071)**	**100**
32	INCOME TAX	0	0	0	0
33	DEFERED INCOME TAX	(3,336)	(101)	(12,071)	(100)
34	WORKERS' PROFIT SHARING	28	1	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: **4** YEAR**2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	70,324	88,219
37	NET INCOME OF THE YEAR	1,680	(44,225)
38	NET SALES (**)	70,323	88,218
39	OPERATION INCOME (**)	(10,440)	(63,219)
40	NET INCOME OF MAYORITY INTEREST(**)	(7,097)	(50,097)
41	NET CONSOLIDATED INCOME (**)	(7,106)	(52,774)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(7,106)**	**(52,774)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	(3,612)	(9,138)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(10,718)**	**(61,912)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	1,531	31,966
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(9,187)**	**(29,946)**
6	CASH FLOW FROM EXTERNAL FINANCING	9,049	1,291
7	CASH FLOW FROM INTERNAL FINANCING	363	17,954
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**9,412**	**19,245**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(831)**	**454**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(606)	(10,247)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,029	12,276
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,423	2,029

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(3,612)**	**(9,138)**
13	DEPRECIATION AND AMORTIZATION FOR THE	2,162	2,270
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(5,774)	(11,408)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**1,531**	**31,966**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	4,492	13,433
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	407	1,327
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	169	17,110
22	+ (-) INCREASE (DECREASE) IN OTHER	(3,537)	96
6	**CASH FLOW FROM EXTERNAL FINANCING**	**9,049**	**1,291**
23	+ SHORT-TERM BANK AND STOCK MARKET	9,049	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	1,291
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**363**	**17,954**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	363	(544)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	18,498
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(831)**	**454**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(29)	802
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(802)	(348)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(10.10)	%	(59.82)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(11.24)	%	(69.52)	%
3	NET INCOME TO TOTAL ASSETS (**)	(5.93)	%	(44.32)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(6.12)	%	2.32	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.59	times	0.74	times
7	NET SALES TO FIXED ASSETS (**)	4.30	times	4.98	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	172	days	143	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	27.27	%	19.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	51.19	%	43.11	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.05	times	0.76	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	19.44	%	21.93	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	(2.96)	times	(65.72)	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.15	times	1.72	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.74	times	0.90	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.74	times	0.90	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.74	times	0.90	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	2.32	%	3.95	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(15.24)	%	(70.18)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	2.18	%	36.24	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(2.61)	times	(31.13)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	96.14	%	6.71	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	3.86	%	93.29	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	96.51	%	(76.65)	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.85)		$ (7.08)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 7.53		$ 8.92	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.27	times	0.22	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(2.25)	times	(0.20)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 PYPSA HOLDING, INC.	INVERTIR EN EL CAPITAL DE	1,000	100.00	0	(210)
2 PYPSA U S HOLDING, INC	INVERTIR EN EL CAPITAL DE	100	100.00	0	(18,603)
3 INTERNACIONAL DE EQUIPO DE CONSTRUCCION SA DE CV	ARRENDAMIENTO DE EQUIPO DE CONSTRUCCION	1,307	99.62	0	1,299
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**(17,514)**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**(17,514)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	0	0	0	0	0	0
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	1,002	713	289	508	(282)	1,079
OFFICE EQUIPMENT	3,298	2,184	1,114	7,386	3,530	4,970
COMPUTER EQUIPMENT	8,756	7,716	1,040	10,567	7,314	4,293
OTHER	3,549	2,125	1,424	11,634	7,062	5,996
DEPRECIABLES TOTAL	**16,605**	**12,738**	**3,867**	**30,095**	**17,624**	**16,338**
NOT DEPRECIATION ASSETS						
GROUNDS	0	0	0	0	0	0
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL	**16,605**	**12,738**	**3,867**	**30,095**	**17,624**	**16,338**

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
BANCO INTERACCIONES SA DE CV	17/12/2002	14.25	11,077	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**11,077**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2002**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
DANIEL MEASUREMENT AND CONTR	31/12/2001		0	0	0	0	0	0	0	0	0	52	0	0	0	0
ERNST & YOUNG PTY	31/12/2001		0	0	0	0	0	0	0	0	0	40	0	0	0	0
GUZMAN RAMOS RICARDO	31/12/2001		0	0	0	0	0	0	0	0	0	29	0	0	0	0
GEO MARINE INC.	31/12/2001		0	0	0	0	0	0	0	0	0	78	0	0	0	0
LLOYD'S REGISTER QUALITY	31/12/2001		0	0	0	0	0	0	0	0	0	10	0	0	0	0
MANUFACTURER SUPPLY INTERNAC	31/12/2001		0	0	0	0	0	0	0	0	0	1,939	0	0	0	0
PYPSA INTERNATIONAL LTD	31/12/2001		0	0	0	0	0	0	0	0	0	1,207	0	0	0	0
SHENEIR ELECTRIC MEXICO	31/12/2001		98	0	0	0	0	0	0	0	0	0	0	0	0	0
SEACOM INTERNATIONAL INC.	31/10/2002		0	0	0	0	0	0	0	0	0	1,083	0	0	0	0
REDMAN PIPE AND SUPPLY	31/12/2001		0	0	0	0	0	0	0	0	0	6,507	0	0	0	0
AVILES BONILLA ALEJANDRO	28/02/2002		110	0	0	0	0	0	0	0	0	0	0	0	0	0
ASESORES EN URBANISMO Y ECOL	31/10/2002		81	0	0	0	0	0	0	0	0	0	0	0	0	0
SCANPOWER, INC.	31/12/2002		0	0	0	0	0	0	0	0	0	419	0	0	0	0
ACEVES LOJERO ENRIQUE GUILER	06/10/2002		145	0	0	0	0	0	0	0	0	0	0	0	0	0
CRISOSTOMO MORALES MARIO	31/10/2002		65	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCTORA CHAVES SA	30/04/2002		109	0	0	0	0	0	0	0	0	0	0	0	0	0
DESPACHO GUTIERREZ RIVAS SC	31/05/2002		63	0	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO NACIONAL PROVINCIAL SA	30/05/2002		345	0	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO ESP. EN OBRAS MARINAS	31/10/2002		861	0	0	0	0	0	0	0	0	0	0	0	0	0
HERMES CONSTRUCCION Y DISEÑO	28/04/2002		168	0	0	0	0	0	0	0	0	0	0	0	0	0
FIANZAS ATLAS SA	26/11/2002		51	0	0	0	0	0	0	0	0	0	0	0	0	0
INMOBILIARIA CUATRO CAMINOS	30/09/2002		2,288	0	0	0	0	0	0	0	0	0	0	0	0	0
MANCERA SC	31/05/2002		587	0	0	0	0	0	0	0	0	0	0	0	0	0
PROXAIR MEXICO SA DE CV	31/12/2001		69	0	0	0	0	0	0	0	0	0	0	0	0	0
PROYECTOS CONSTRUCCIONES REL	31/10/2002		98	0	0	0	0	0	0	0	0	0	0	0	0	0

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES DE SERVICIOS	31/12/2001		1,074	0	0	0	0	0	0	0	0	0	0	0	0	0
QUALITAS CIA DE SEGUROS SA	28/04/2002		60	0	0	0	0	0	0	0	0	0	0	0	0	0
S U T E R M	30/04/2002		89	0	0	0	0	0	0	0	0	0	0	0	0	0
SANCHEZ TORRES AURELIO	31/12/2001		197	0	0	0	0	0	0	0	0	0	0	0	0	0
SISTEMAS DE INSTRUMENTACION	31/10/2002		1,315	0	0	0	0	0	0	0	0	0	0	0	0	0
THERMICA DE MEXICO SA DE CV	30/06/2002		179	0	0	0	0	0	0	0	0	0	0	0	0	0
TIP DE MEXICO SA DE CV	30/06/2002		161	0	0	0	0	0	0	0	0	0	0	0	0	0
VAZQUEZ HERNANDEZ CAROLINA	31/12/2001		80	0	0	0	0	0	0	0	0	0	0	0	0	0
GBL SERV ESP DE PERSONAL SA	30/09/2002		235	0	0	0	0	0	0	0	0	0	0	0	0	0
GR SERV DE PERSONAL IND SA	30/09/2002		5,057	0	0	0	0	0	0	0	0	0	0	0	0	0
TUBERIAS Y VALVULAS DEL NORT	31/12/2002		0	0	0	0	0	0	0	0	0	10	0	0	0	0
XEROX MEXICANA SA DE CV	31/12/2002		21	0	0	0	0	0	0	0	0	187	0	0	0	0
TOTAL SUPPLIERS			**13,606**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**11,561**	**0**	**0**	**0**	**0**
ANT DE CLIENTES, ACREEDORES,	31/12/2001		11,613	0	0	0	0	0	0	0	0	369	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**11,613**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**369**	**0**	**0**	**0**	**0**
			36,296	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**11,930**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	52	543	0	0	543
TOTAL	**52**	**543**			**543**
NET BALANCE	**(52)**	**(543)**			**(543)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**186**	**1,930**	0	0	**1,930**
LIABILITIES POSITION	**1,151**	**11,930**			**11,930**
SHORT TERM LIABILITIES POSITION	1,151	11,930	0	0	11,930
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(965)**	**(10,000)**			**(10,000)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: **4** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	62,198	59,679	(2,519)	0.92	(23)
FEBRUARY	57,619	59,096	1,477	0.06	(1)
MARCH	57,205	61,705	4,500	0.51	23
APRIL	54,507	63,305	8,798	0.54	48
MAY	54,485	65,275	10,790	0.20	22
JUNE	52,640	65,605	12,965	0.49	63
JULY	55,530	69,567	14,037	0.29	40
AUGUST	56,412	71,130	14,718	0.38	56
SEPTEMBER	62,306	74,258	11,952	0.60	72
OCTOBER	70,017	79,337	9,320	0.44	41
NOVEMBER	69,315	77,065	7,750	0.81	63
DECEMBER	72,258	77,359	5,101	0.44	22
ACTUALIZATION:	0	0	0	0.00	9
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**435**

NOTES

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

JUDGED INFORMATION

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
OFICINAS CENTRALES NAUCALPAN	PREST. SERV. P/DIFERENTES PROYECTOS	18,900	90
OFICINAS EN CEMPOALA, VER.	PREST.SERV.DE CONSTRUCCION	360	100
OFICINA EN CD CARMEN, CAMPEC	PREST.SERV. DE INGENIERIA	9,000	100
OFNA. SN LUIS RIO COLORADO, S	PREST.SERV. DE INGENIERIA	1,800	100

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA					

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ESTUDIOS DE CAMPO	24,623	6,488	24,623	6,488			
ESTUD FACTIBILIDAD	24,209	6,401	24,209	6,401			
INGENIERIA BASICA	25,708	6,681	25,708	6,681			
INGENIERIA DETALLE	187,015	46,996	187,015	46,996			
SUPERVISION DE OBRA	23,339	2,700	23,339	2,700			
ADMINISTRACION OBRA	42,978	1,057	42,978	1,057			
TOTAL		70,323		70,323			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2001 — 440

Number of shares Outstanding at the Date of the NFEA: (Units) — 8,082,304

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS	1,680
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	28
- DETERMINED RFE	0
- NON DEDUCTABLES	1,787
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2002 — 466

Number of shares Outstanding at the Date of the NFEA: (Units) — 8,379,804

STOCK EXCHANGE CO PYP QUARTER: 4 YEAR: 2002

RAZON SOCIAL: **GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 0

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS:	1,680
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	28
- NON-DEDUCTABLES	1,787
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2002 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: **4** YEAR**2002**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	899,170			899,170	7,000	
B		0		6,933,134				54,062
B-1		0		547,500				548
TOTAL			**899,170**	**7,480,634**	**0**	**899,170**	**7,000**	**54,610**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
8,379,804

SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 487,000
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B	937,100	25.97507	1.91000

STOCK EXCHANGE CODE:**PYP** QUARTER: **4** YEAR**2002**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. GUILLERMO BARNETCHE DAVISON	**C.P. TIRSO LARA LIEVANO**
DIRECTOR GENERAL	**CONTADOR GENERAL**

NAUCALPAN DE JUAREZ, MEX, AT APRIL 30 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: PYP **FECHA:** 30/04/200: 12:54

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ ,MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69 **AUTOMATICO:** X
E-MAIL:	gppyp2@prodigy.net.mx.
DIRECCION DE INTERNET	www.pypsa.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GPP860428P10
DOMICILIO FISCAL:	BLVD MANUEL AVILA CAMACHO NO. 40 - 802-816 Y 9° PISO
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ ,MEX

RESPONSABLE DE PAGO

NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD MANUEL AVILA CAMACHO NO. 40 DESP 802, 816 Y 9° F
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ ,MEX
TELEFONO:	53-28-95-00 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: PYP   FECHA: 30/04/200: 12:54

TELEFONO: 53-95-48-65 Y 53-28-95-62
FAX: 53-95-48-65
E-MAIL: barnetch@prodigy.net.mx.

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE: LIC. RAFAEL NUÑEZ PEÑA
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ MEX
TELEFONO: 53-28-95-00 Y 53-95-79-68
FAX: 53-95-89-69
E-MAIL: gppyp2@ prodigy.net.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA: EL PARQUE
C. POSTAL: 5339
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ MEX
TELEFONO: 53-95-48-65 Y 53-28-95-62
FAX: 53-95-48-65
E-MAIL: barnetch@prodigy.net.mx.

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: CONTADOR GENERAL
NOMBRE: C.P. TIRSO LARA LIEVANO
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ MEX
TELEFONO: 53-28-95-00 Y 53-28-95-67
FAX: 53-95-89-69
E-MAIL: gppyp2@prodigy.net.mx.

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: GERENTE JURIDICO
NOMBRE: LIC. MONICA MARTINEZ LOPEZ
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ MEX
TELEFONO: 53-28-95-00 Y 53-95-79-68
FAX: 53-95-89-69
E-MAIL: gppyp2@prodigy.net.mx.

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: GERENTE JURIDICO
NOMBRE: LIC. MONICA MARTINEZ LOPEZ
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: PYP　　　　FECHA: 30/04/200: 12:54

COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-79
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NO TIENE
NOMBRE:	LIC. LUIS ROBERTO OLEA HERNANDEZ
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

CLAVE DE COTIZACION: **PYP** **FECHA :** **30/04/2003** 12:54
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **TODAS**

CARGO : **PRESIDENTE**

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : ING. GUILLERMO BARNETCHE DAVISON

CARGO : **VICEPRESIDENTE**

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : VAC. VACANTE VACANTE VACANTE

CARGO : **TESORERO**

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : VAC. VACANTE VACANTE VACANTE

CARGO : **ADMINISTRADOR**

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : VAC VACANTE VACANTE VACANTE

CARGO : **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : ING. GUILLERMO BARNETCHE DAVISON

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : ING. REMIGIO DELFIN GARCIA

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : C.P. JAIME DOMINGUEZ OROZCO

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : SR. WINSTON J. CHURCHILL

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC. ROBERTO OLEA HERNANDEZ

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC EDUARDO RAMOS DE LA CAJIGA

CARGO : **CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC. TERESA BARNETCHE CREEL

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : SR. JAMIE DUNLAP

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC. ARTURO FLORES MELENDEZ

CLAVE DE COTIZACION: PYP **FECHA : 30/04/2003** 12:54
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : SR. IRVING H. VONZELOWITZ

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : SR. ROBERT MACMILLAN

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC. MONICA MARTINEZ LOPEZ

CARGO : COMISARIO(S) PROPIETARIO(S)

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : C.P. ALBERTO DEL CASTILLO VELASCO ZEPEDA

CARGO : COMISARIO(S) SUPLENTE(S)

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : C.P. PUDENCIANO RIVAS BALLINAS

CARGO : SECRETARIO PROPIETARIO

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC. ROBERTO OLEA HERNANDEZ

CARGO : SECRETARIO SUPLENTE

VIGENCIA DEL : 01/01/2002 AL : 31/12/2002
NOMBRE : LIC. MONICA MARTINEZ LOPEZ

CLAVE DE COTIZACIÓIPYP

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2002 TRIMESTRE: **4** AÑO: **2002**

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	119	118	0	0	119	118	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	45	46	-19	-19	64	65	0	0	0	0	0	0
s03	LARGO PLAZO	0	2	0	0	0	0	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	0	0	19	19	-19	-19	0	0	0	0	0	0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	16	17	0	0	16	17	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	46	47	0	0	46	47	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	30	30	0	0	30	30	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	58	53	0	0	58	53	0	0	0	0	0	0
s10	PASIVO TOTAL	61	50	-22	-22	61	50	22	22	0	0	0	0
s11	PASIVO CIRCULANTE	61	50	-22	-22	61	50	22	22	0	0	0	0
s12	PASIVO A LARGO PLAZO	0	0	0	0	0	0	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	0	0	0	0	0	0	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	58	68	0	0	58	68	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	63	72	22	22	63	72	-22	-22	0	0	0	0
s16	CAPITAL CONTRIBUIDO	259	259	0	0	259	259	0	0	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	-194	-187	22	22	-194	-187	-22	-22	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	-7	-50	0	0	-7	-50	0	0	0	0	0	0

PAIS 1: ______________________

PAIS 2: ______________________

PAIS 3: ______________________

CLAVE DE COTIZACIÓN: PYP

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2002

TRIMESTRE: 4 AÑO 2002

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	119	118	0	0	119	118	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	45	46	0	0	45	46	0	0	0	0	0	0
s03	LARGO PLAZO	0	2	0	0	0	2	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	0	0	0	0	0	0	0	0	0	0	0	0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	16	17	0	0	16	17	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	46	47	0	0	46	47	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	30	30	0	0	30	30	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	58	53	0	0	58	53	0	0	0	0	0	0
s10	PASIVO TOTAL	61	50	0	0	61	50	0	0	0	0	0	0
s11	PASIVO CIRCULANTE	61	50	0	0	61	50	0	0	0	0	0	0
s12	PASIVO A LARGO PLAZO	0	0	0	0	0	0	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	0	0	0	0	0	0	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	58	68	0	0	58	68	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	63	72	0	0	63	72	0	0	0	0	0	0
s16	CAPITAL CONTRIBUIDO	259	259	0	0	259	259	0	0	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	-194	-187	0	0	-194	-187	0	0	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	-7	-50	0	0	-7	-50	0	0	0	0	0	0

SECTOR 1: INGENIERIA
SECTOR 2: ______
SECTOR 3: ______

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: PYP

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2002

TRIMESTRE: 4 AÑO 2002

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	70	88	0	0	70	88	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	3	-43	0	0	3	-43	0	0	0	0	0	0
r05	GASTOS DE OPERACION	13	20	0	0	13	20	0	0	0	0	0	0
r06	RESULTADO DE OPERACION	-10	-63	0	0	-10	-63	0	0	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	1	3	0	0	1	3	0	0	0	0	0	0
r08	INTERESES PAGADOS	3	1	0	0	3	1	0	0	0	0	0	0
r09	INTERESES GANADOS	0	0	0	0	0	0	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	0	1	0	0	0	1	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	-1	-1	0	0	-1	-1	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	-10	-65	0	0	-10	-65	0	0	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	-3	-12	0	0	-3	-12	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	-7	-53	0	0	-7	-53	0	0	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0	0	0	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	-7	-53	0	0	-7	-53	0	0	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	-7	-53	0	0	-7	-53	0	0	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	-7	-53	0	0	-7	-53	0	0	0	0	0	0
r22	PARTICIPACION MINORITARIA	0	-3	0	0	0	-3	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	-7	-50	0	0	-7	-50	0	0	0	0	0	0

SECTOR 1: INGENIERIA
SECTOR 2:
SECTOR 3:

CLAVE DE COTIZACIÓIPYP

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2002 TRIMESTRE: 4 AÑO: **2002**

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año Ant.	Año Act	Año Ant.	Año Act	Año Ant.	Año Act.	Año Ant.	Año Act	Año Ant.
r01	VENTAS NETAS	70	88	0	0	70	88	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	3	-43	0	0	3	-43	0	-10	0	0	0	0
r05	GASTOS DE OPERACION	13	20	0	0	13	20	0	3	0	0	0	0
r06	RESULTADO DE OPERACION	-10	-63	0	0	-10	-63	0	-13	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	1	3	0	0	1	3	0	0	0	0	0	0
r08	INTERESES PAGADOS	3	1	0	0	3	1	0	0	0	0	0	0
r09	INTERESES GANADOS	0	0	0	0	0	1	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	0	1	0	0	0	0	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	-1	-1	0	0	-1	-1	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	-10	-65	0	0	-10	-65	0	-13	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	-3	-12	0	0	-3	-12	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	-7	-53	0	0	-7	-53	0	-13	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	-10	0	0	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	-7	-53	0	10	-7	-53	0	-13	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	-7	-53	0	10	-7	-53	0	-13	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	-7	-53	0	10	-7	-53	0	-13	0	0	0	0
r22	PARTICIPACION MINORITARIA	0	-3	0	-3	0	-3	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	-7	-50	0	13	-7	-50	0	-13	0	0	0	0

PAIS 1: MEXICO

PAIS 2: ESTADOS UNIDOS

PAIS 3:

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** Quarter: **1** Year: **2003**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**123,836**	**100**	**110,498**	**100**
2	**CURRENT ASSETS**	**48,106**	**39**	**36,490**	**33**
3	CASH AND SHORT-TERM INVESTMENTS	3,694	3	1,542	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	38,142	31	31,478	28
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	6,270	5	3,470	3
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**2,303**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	2,303	2
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**17,351**	**14**	**17,397**	**16**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	48,403	39	47,538	43
16	ACCUMULATED DEPRECIATION	31,052	25	30,141	27
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**58,379**	**47**	**54,308**	**49**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**61,021**	**100**	**55,122**	**100**
21	**CURRENT LIABILITIES**	**61,021**	**100**	**55,122**	**100**
22	SUPPLIERS	20,113	33	22,091	40
23	BANK LOANS	7,728	13	331	1
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	13,699	22	6,925	13
26	OTHER CURRENT LIABILITIES	19,481	32	25,775	47
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**62,815**	**100**	**55,376**	**100**
34	**MINORITY INTEREST**	**(4,760)**	**(8)**	**(4,245)**	**(8)**
35	**MAJORITY INTEREST**	**67,575**	**108**	**59,621**	**108**
36	**CONTRIBUTED CAPITAL**	**261,980**	**417**	**261,539**	**472**
37	PAID-IN CAPITAL STOCK (NOMINAL)	61,597	98	61,383	111
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	181,641	289	181,669	328
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	18,742	30	18,487	33
41	**CAPITAL INCREASE (DECREASE)**	**(194,405)**	**(309)**	**(201,918)**	**(365)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(137,984)	(220)	(128,582)	(232)
43	REPURCHASE FUND OF SHARES	20,335	32	20,245	37
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(81,492)	(130)	(80,282)	(145)
45	NET INCOME FOR THE YEAR	4,736	8	(13,299)	(24)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **1** YEAR: **2003**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**3,694**	100	**1,542**	100
46	CASH	3,377	91	(90)	(6)
47	SHORT-TERM INVESTMENTS	317	9	1,632	106
18	**DEFERRED ASSETS (NET)**	**58,379**	100	**54,308**	100
48	AMORTIZED OR REDEEMED EXPENSES	409	1	292	1
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	57,562	99	51,699	95
51	OTHERS	408	1	2,317	4
21	**CURRENT LIABILITIES**	**61,021**	100	**55,122**	100
52	FOREING CURRENCY LIABILITIES	7,914	13	10,490	19
53	MEXICAN PESOS LIABILITIES	53,107	87	44,632	81
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**19,481**	100	**25,775**	100
57	OTHER CURRENT LIABILITIES WITH COST	12,215	63	6,104	24
58	OTHER CURRENT LIABILITIES WITHOUT COST	7,266	37	19,671	76
27	**LONG-TERM LIABILITIES**	**0**	100	**0**	100
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	100	**0**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(81,492)**	100	**(80,282)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(79,082)	(97)	(80,884)	(101)
71	INCOME FROM NON-MONETARY POSITION	(2,410)	(3)	602	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **1** YEAR: **2003**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(12,915)	(18,632)
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	21	24
75	EMPLOYERS (*)	147	139
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	8,367,304	8,082,304
78	REPURCHASED SHARES (*)	937,100	922,100

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: 1 YEAR2003
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**23,292**	**100**	**4,873**	**100**
2	COST OF SALES	15,401	66	15,463	317
3	**GROSS INCOME**	**7,891**	**34**	**(10,590)**	**(217)**
4	OPERATING	3,346	14	2,349	48
5	**OPERATING INCOME**	**4,545**	**20**	**(12,939)**	**(266)**
6	TOTAL FINANCING	33	0	474	10
7	**INCOME AFTER FINANCING COST**	**4,512**	**19**	**(13,413)**	**(275)**
8	OTHER FINANCIAL OPERATIONS	(224)	(1)	(114)	(2)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**4,736**	**20**	**(13,299)**	**(273)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	0	0	0	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**4,736**	**20**	**(13,299)**	**(273)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**4,736**	**20**	**(13,299)**	**(273)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**4,736**	**20**	**(13,299)**	**(273)**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,736**	**20**	**(13,299)**	**(273)**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**4,736**	**20**	**(13,299)**	**(273)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **1** YEAR: **2003**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**23,292**	**100**	**4,873**	**100**
21	DOMESTIC	23,292	100	4,873	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**33**	**100**	**474**	**100**
24	INTEREST PAID	326	988	32	7
25	EXCHANGE LOSSES	1,497	4,536	503	106
26	INTEREST EARNED	39	118	45	9
27	EXCHANGE PROFITS	1,800	5,455	240	51
28	GAIN DUE TO MONETARY POSITION	49	148	224	47
8	**OTHER FINANCIAL OPERATIONS**	**(224)**	**100**	**(114)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(224)	(100)	(114)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**0**	**100**	**0**	**100**
32	INCOME TAX	0	0		0
33	DEFERED INCOME TAX	0	0		0
34	WORKERS' PROFIT SHARING	0	0		0
35	DEFERED WORKERS' PROFIT SHARING	0	0		0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: **1** YEAR**2003**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	23,293	4,874
37	NET INCOME OF THE YEAR	(421)	(10,385)
38	NET SALES (**)	89,669	65,577
39	OPERATION INCOME (**)	6,891	(67,108)
40	NET INCOME OF MAYORITY INTEREST(**)	10,613	(53,634)
41	NET CONSOLIDATED INCOME (**)	10,604	(57,032)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: **1** YEAR:**2003**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**4,736**	**(13,299)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	(2,775)	173
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,961**	**(13,126)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(4,262)	11,293
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(2,301)**	**(1,833)**
6	CASH FLOW FROM EXTERNAL FINANCING	3,771	.971
7	CASH FLOW FROM INTERNAL FINANCING	(14)	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**3,757**	**971**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**796**	**347**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	2,252	(515)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,442	2,057
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	3,694	1,542

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **1** YEAR: **2003**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(2,775)**	**173**
13	DEPRECIATION AND AMORTIZATION FOR THE	291	186
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(3,066)	(13)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(4,262)**	**11,293**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	1,026	9,343
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(368)	(237)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(5,386)	1,930
22	+ (-) INCREASE (DECREASE) IN OTHER	466	257
6	**CASH FLOW FROM EXTERNAL FINANCING**	**3,771**	**971**
23	+ SHORT-TERM BANK AND STOCK MARKET	3,771	971
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(14)**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(14)	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**796**	**347**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	796	347
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: 1 **2003**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	20.33	%	(272.91)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	15.71	%	(89.96)	%
3	NET INCOME TO TOTAL ASSETS (**)	8.56	%	(51.61)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(1.03)	%	1.68	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.72	times	0.59	times
7	NET SALES TO FIXED ASSETS (**)	5.17	times	3.77	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	128	days	506	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	(1.63)	%	14.46	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	49.28	%	49.89	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.97	times	1.00	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	12.97	%	19.03	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	13.94	times	(404.34)	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.47	times	1.19	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.79	times	0.66	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.79	times	0.66	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.79	times	0.66	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	6.05	%	2.80	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	8.42	%	(269.36)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(18.30)	%	231.75	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(7.06)	times	(57.28)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.37	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	(0.37)	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	100.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP** QUARTER: **1** YEAR: **2003**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.57		$ (1.65)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 8.08		$ 7.38	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.25	times	0.33	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	3.38	times	(1.34)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **1** YEAR: **2003**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 PYPSA HOLDING, INC.	INVERTIR EN EL CAPITAL DE	1,000	100.00	0	(216)
2 PYPSA U S HOLDING, INC	INVERTIR EN EL CAPITAL DE	100	100.00	0	(19,157)
3 INTERNACIONAL DE EQUIPO DE CONSTRUCCION SA DE CV	ARRENDAMIENTO DE EQUIPO DE CONSTRUCCION	1,307	99.62	0	1,299
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**(18,074)**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**(18,074)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI**PYP** QUARTER: **1** YEAR: **2003**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	0	0	0	0	0	0
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	1,370	759	611	528	(272)	1,411
OFFICE EQUIPMENT	3,430	2,227	1,203	7,521	3,634	5,090
COMPUTER EQUIPMENT	9,273	7,838	1,435	10,815	7,538	4,712
OTHER	3,652	2,136	1,516	11,814	7,192	6,138
DEPRECIABLES TOTAL	**17,725**	**12,960**	**4,765**	**30,678**	**18,092**	**17,351**
NOT DEPRECIATION ASSETS						
GROUNDS	0	0	0	0	0	0
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL	**17,725**	**12,960**	**4,765**	**30,678**	**18,092**	**17,351**

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2003**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
BANCO INTERACCIONES SA DE CV	13/05/2003	15.92	7,728	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**7,728**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
FIANZAS ATLAS SA	31/12/2001		0	0	0	0	0	0	0	0	0	41	0	0	0	0
ERNST & YOUNG PTY	31/12/2001		0	0	0	0	0	0	0	0	0	54	0	0	0	0
GUZMAN RAMOS RICARDO	31/12/2001		0	0	0	0	0	0	0	0	0	29	0	0	0	0
GEO MARINE INC.	31/12/2001		0	0	0	0	0	0	0	0	0	31	0	0	0	0
LLOYD'S REGISTER QUALITY	31/12/2001		0	0	0	0	0	0	0	0	0	98	0	0	0	0
MANUFACTURER SUPPLY INTERNAC	31/12/2001		0	0	0	0	0	0	0	0	0	1,432	0	0	0	0
PYPSA INTERNATIONAL LTD	31/12/2001		0	0	0	0	0	0	0	0	0	1,088	0	0	0	0
SHENEIR ELECTRIC MEXICO	31/12/2001		98	0	0	0	0	0	0	0	0	0	0	0	0	0
SEACOM INTERNATIONAL INC.	31/10/2002		0	0	0	0	0	0	0	0	0	695	0	0	0	0
REDMAN PIPE AND SUPPLY	31/12/2001		0	0	0	0	0	0	0	0	0	3,926	0	0	0	0
AVILES BONILLA ALEJANDRO	28/02/2002		110	0	0	0	0	0	0	0	0	0	0	0	0	0
ACEVES LOJERO ENRIQUE GUILLE	28/02/2003		309	0	0	0	0	0	0	0	0	0	0	0	0	0
CENTRO AUTOMOTRIZ SA DE CV	26/03/2003		329	0	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO NACIONAL PROVINCIAL SA	28/02/2002		345	0	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO ESP. EN OBRAS MARINAS	31/03/2003		421	0	0	0	0	0	0	0	0	0	0	0	0	0
HERMES CONSTRUCCION Y DISEÑO	28/04/2002		168	0	0	0	0	0	0	0	0	0	0	0	0	0
INMOBILIARIA CUATRO CAMINOS	30/09/2002		1,784	0	0	0	0	0	0	0	0	0	0	0	0	0
MANCERA SC	31/05/2002		587	0	0	0	0	0	0	0	0	0	0	0	0	0
PROXAIR MEXICO SA DE CV	31/12/2001		69	0	0	0	0	0	0	0	0	0	0	0	0	0
PROYECTOS CONSTRUCCIONES REL	31/10/2002		98	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES DE SERVICIOS	31/12/2002		518	0	0	0	0	0	0	0	0	0	0	0	0	0
SANCHEZ TORRES AURELIO	31/12/2001		196	0	0	0	0	0	0	0	0	0	0	0	0	0
SEGUROS COMERCIAL AMERICA	31/03/2003		177	0	0	0	0	0	0	0	0	0	0	0	0	0
SISPRE SA DE CV	28/02/2003		68	0	0	0	0	0	0	0	0	0	0	0	0	0
S U T E R M	30/04/2002		139	0	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2003**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SUPERV Y CONST. DEL CARMEN	31/03/2003		61	0	0	0	0	0	0	0	0	0	0	0	0	0
TECNINGENIERIA EN MANTO.SA	31/12/2002		608	0	0	0	0	0	0	0	0	0	0	0	0	0
TIP DE MEXICO SA DE CV	31/12/2002		161	0	0	0	0	0	0	0	0	0	0	0	0	0
TELEFONOS DE MEXICO SA	31/03/2003		260	0	0	0	0	0	0	0	0	0	0	0	0	0
THERMICA DE MEXICO SA DE CV	31/12/2001		179	0	0	0	0	0	0	0	0	0	0	0	0	0
VAZQUEZ HERNANDEZ CAROLINA	31/12/2001		79	0	0	0	0	0	0	0	0	0	0	0	0	0
TUBERIAS Y VALVULAS DEL NORT	31/03/2003		0	0	0	0	0	0	0	0	0	11	0	0	0	0
GBL SERV ESP DE PERSONAL SA	31/03/2003		0	0	0	0	0	0	0	0	0	0	0	0	0	0
GRI SERVICIOS DE PERSONAL IN	31/03/2003		5,794	0	0	0	0	0	0	0	0	0	0	0	0	0
XEROX MEXICANA SA DE CV	31/03/2003		21	0	0	0	0	0	0	0	0	129	0	0	0	0
TOTAL SUPPLIERS			**12,579**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**7,534**	**0**	**0**	**0**	**0**
ANT DE CLIENTES, ACREEDORES,	31/12/2002		19,101	0	0	0	0	0	0	0	0	380	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**19,101**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**380**	**0**	**0**	**0**	**0**
			39,408	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**7,914**	**0**	**0**	**0**	**0**

NOTES

TIPO DE CAMBIO UTILIZADO: $ 10.6698

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **1** YEAR: **2003**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	464	5,015	0	0	5,015
TOTAL	**464**	**5,015**			**5,015**
NET BALANCE	**(464)**	**(5,015)**			**(5,015)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**108**	**1,157**	0	0	**1,157**
LIABILITIES POSITION	**742**	**7,914**			**7,914**
SHORT TERM LIABILITIES POSITION	742	7,914	0	0	7,914
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(634)**	**(6,757)**			**(6,757)**

NOTES

TIPO DE CAMBIO UTILIZADO: $ 10.6698

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	66,472	59,487	(6,985)	0.40	(28)
FEBRUARY	56,705	53,754	(2,951)	0.28	(8)
MARCH	51,272	49,359	(1,913)	0.63	(13)
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					(49)

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **1** YEAR: **2003**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **1** YEAR: **2003**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
OFICINAS CENTRALES NAUCALPAN	PREST. SERV. P/DIFERENTES PROYECTOS	15,660	90
OFICINAS EN CEMPOALA, VER.	PREST.SERV.DE CONSTRUCCION	180	100
OFICINA EN CD CARMEN, CAMPEC	PREST.SERV. DE INGENIERIA	9,000	100
OFNA. SN LUIS RIO COLORADO, S	PREST.SERV. DE INGENIERIA	1,800	100
OFNA. PARAISO, TABASCO	PREST.SERV. DE INGENIERIA	3,600	100

NOTES

EL IMPORTE DE LA CAPACIDAD INSTALADA SE EXPRESA EN HORAS HOMBRE/MES.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **1** YEAR: **2003**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ESTUDIOS DE CAMPO	4,978	2,222	4,978	2,222			
ESTUD FACTIBILIDAD	4,978	2,222	4,978	2,222			
INGENIERIA BASICA	10,655	4,757	10,655	4,757			
INGENIERIA DETALLE	30,571	13,648	30,571	13,648			
SUPERVISION DE OBRA	992	443	992	443			
TOTAL		23,292		23,292			

NOTES

EL VOLUMEN DE PRODUCCION Y VENTAS SE PRESENTA EN HORAS HOMBRE.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002** 466

Number of shares Outstanding at the Date of the NFEA: 8,379,804
(Units)

 X ARE THE FIGURES FISCALLY AUDITED?

 ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2003

FISCAL EARNINGS	-421
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	543
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2003 472

Number of shares Outstanding at the Date of the NFEA: 8,367,304
(Units)

STOCK EXCHANGE COI PYP QUARTER: 1 YEAR: 2003

RAZON SOCIAL: **GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2003

FISCAL EARNINGS:	-421
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	543
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2003 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: **1** YEAR**2003**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	899,170			899,170	7,000	
B		0		6,933,134				54,062
B-1		0		535,000				535
TOTAL			**899,170**	**7,468,134**	**0**	**899,170**	**7,000**	**54,597**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
8,367,304
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 487,000
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	937,100	25.97507	1.91000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP**　　　　QUARTER: **1**　　　　YEAR **2003**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **31** OF **MARCH** OF **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. GUILLERMO BARNETCHE DAVISON	C.P. TIRSO LARA LIEVANO
DIRECTOR GENERAL	CONTADOR GENERAL

NAUCALPAN DE JUAREZ, MEX, AT MAY 2 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: PYP FECHA: 2/05/2003 11:20

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.		
DO MICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I		
COLONIA:	EL PARQUE		
C. POSTAL:	53398		
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ ,MEX		
TELEFONO:	53-28-95-00 Y 53-95-79-68		
FAX:	53-95-89-69	**AUTOMATICO:**	X
E-MAIL:	gppyp2@prodigy.net.mx.		
DIRECCION DE INTERNET	www.pypsa.com.mx		

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GPP860428P10
DOMICILIO FISCAL:	BLVD MANUEL AVILA CAMACHO NO. 40 - 802-816 Y 9° PISO
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ ,MEX

RESPONSABLE DE PAGO

NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD MANUEL AVILA CAMACHO NO. 40 DESP 802, 816 Y 9° P
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ ,MEX
TELEFONO:	53-28-95-00 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX

CLAVE DE COTIZACION: PYP FECHA: 2/05/2003 11:20

TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE:	LIC. RAFAEL NUÑEZ PEÑA
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@ prodigy.net.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	5339
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	CONTADOR GENERAL
NOMBRE:	C.P. TIRSO LARA LIEVANO
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-67
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	GERENTE JURIDICO
NOMBRE:	LIC. MONICA MARTINEZ LOPEZ
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	GERENTE JURIDICO
NOMBRE:	LIC. MONICA MARTINEZ LOPEZ
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I

CLAVE DE COTIZACION: PYP FECHA: 2/05/2003 11:20

COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-79
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NO TIENE
NOMBRE:	LIC. LUIS ROBERTO OLEA HERNANDEZ
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9 I
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.